EXHIBIT 99.06

Chunghwa Telecom announces its operating results for November 2017

Date of events: 2017/12/08

Contents:

1.	Date of occurrence of the event: 2017/12/08

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Chunghwa Telecom consolidated revenue for November 2017 was NT$20.21 billion, a 6.6 % increase year-over-year. Operating costs and expenses were NT$16.66 billion, a 7.3% increase year-over-year. Operating income was NT$3.55 billion, a 4.0% increase year-over-year. Pretax income was NT$3.57 billion, a 4.7% increase year-over-year. Net income attributable to stockholders of the parent company was NT$2.91 billion, a 3.9% increase year-over-year, and EPS was NT$0.38.

The increase of total revenue for November 2017 year-over-year was mainly due to the increase of smart device sales and ICT project revenue. The increase of operating costs and expenses year-over-year was also due to the increase of smart device cost of goods sold and ICT project costs.

In November, mobile communications business revenue increased year-over-year mainly due to smart device sales increased year-over-year. Value-added service revenue increased year-over-year driven by the growth of 4G and mobile internet subscriber base. However, the overall mobile service revenue decreased due to the decrease of mobile voice revenue resulted from the market competition and VoIP substitution.

Internet revenue increased slightly year-over-year. Broadband access revenue slightly decreased year-over-year while MOD revenue increased year-over-year mainly attributable to the increase in the number of subscribers. Local revenue decreased year-over-year while ICT project revenue increased year-over-year.

Accumulated till the end of November, total revenue was NT$205.63 billion, a 1.8% decrease year-over-year. Operating income was NT$43.85 billion, a 2.8% decrease year-over-year. Pretax income was NT$44.88 billion, a 3.9% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$36.41 billion, a 4.3% decrease year-over-year and EPS was NT$4.69. Additionally, accumulated total revenue, operating income, pretax income and EPS were respectively 89.0%, 98.2%, 98.2% and 98.7% of the guidance of the year.

8.Countermeasures: None

9.Any other matters that need to be specified: None